Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2021.

As at 30.06.21
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,998

£m
Group equity
Called up share capital and share premium	4,568
Other equity instruments	11,167
Other reserves	2,856
Retained earnings	48,461
Total equity excluding non-controlling interests	67,052
Non-controlling interests	1,064
Total equity	68,116
Group indebtedness
Subordinated liabilities	12,839
Debt securities in issue	90,733
Total indebtedness	103,572
Total capitalisation and indebtedness	171,688
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	13,519
Performance guarantees, acceptances and endorsements	5,679
Total contingent liabilities	19,198
Documentary credits and other short-term trade related transactions	1,017
Standby facilities, credit lines and other commitments	345,281
Total commitments	346,298

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